Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
February 20, 2008 at 9:45 am

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that Novator Finland Oy's shareholding in Amer Sports Corporation has February 19, 2008 exceeded one-fifth (1/5). Novator Finland Oy holds 14,688,900 shares in Amer Sports Corporation representing 20.11% of the shares and voting rights.

On January 23, 2008, Novator Finland Oy notified that it holds OMX forward contracts for 12,748,100 shares in Amer Sports Corporation that mature on June 19, 2008. Novator Finland Oy has today sold OMX forward contracts for 12,748,100 shares in Amer Sports Corporation that mature on June 19, 2008. Therefore, the maturity of the above-mentioned OMX forward contracts will not result in any changes in the shareholding of Novator Finland Oy in Amer Sports Corporation.

Amer Sports Corporation capital consists of 73,045,551 issued shares.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received the following information.

Nordea Bank AB has notified that part of its forward market transactions has been closed and that Nordea Bank Finland Oyj has today sold 12,748,100 Amer Sports shares. As a result, Nordea Group's and Nordea Bank Finland Oyj's holdings of Amer Sports Corporation have fallen below 1/20.

Nordea Group hold in total 0.55% of Amer Sports Corporation share capital and voting rights (402,068 shares).

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
February 22, 2008 at 9.00 am

AMER SPORTS ANNUAL REPORT AND SUMMARY OF STOCK EXCHANGE RELEASES AND ANNOUNCEMENTS

Amer Sports Corporation's Annual Report for 2007 has been published in English and Finnish. A printed version of the Annual Report can be ordered on the company website, www.amersports.com, by e-mail from amer.communications@amersports.com or by telephone +358 9 7257 8308. The Annual Report can also be downloaded as a pdf file from the company's website. Mailing of the report starts on Monday, February 25.

Summary of stock exchange releases and announcements

Amer Sports Corporation's stock exchange releases and announcements published during the year 2007 can be reviewed at www.amersports.com. Some of the information included in the releases might be out of date.

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
OMX Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION

Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END